DREYFUS GROWTH OPPORTUNITY FUND, INC.
STATEMENT OF INVESTMENTS

November 30, 2005 (Unaudited)

Common Stocks--98.8%	Shares	Value ($)
Aerospace & Military Technology--1.4%		
Empresa Brasileira de Aeronautica, ADR	37,500	1,414,125
Rockwell Collins	37,400	1,709,180
		3,123,305
Basic Industries--1.5%		
Marriott International, Cl. A	16,200	1,046,682
Praxair	23,500	1,222,000
Todco, Cl. A	28,600a	1,188,902
		3,457,584
Capital Goods--9.5%		
Adobe Systems	37,300a	1,216,353
Caterpillar	55,400	3,201,012
Danaher	21,000	1,165,500
Emerson Electric	26,800	2,026,348
General Electric	311,800	11,137,496
Lockheed Martin	17,000	1,030,200
Thermo Electron	36,500a	1,126,025
Tyco International	26,000	741,520
		21,644,454
Construction/Housing--1.1%		
3M	32,600	**2,558,448**
Consumer Durables--1.3%		
American Standard Cos.	13,000	495,040
Coach	39,000a	1,342,770
Freeport-McMoRan Copper & Gold, Cl. B	22,500b	1,172,475
		3,010,285
Consumer Non-Durables--11.1%		
Altria Group	57,200	4,163,588
Chico's FAS	32,940a	1,452,983
Colgate-Palmolive	46,100	2,513,372
Dean Foods	41,500a	1,584,885
PepsiCo	89,900	5,322,080
Polo Ralph Lauren	32,400	1,736,640
Procter & Gamble	147,850	8,455,542
		25,229,090
Consumer Services--11.9%		
Advance Auto Parts	48,750a	2,064,075
Brinker International	30,500	1,210,240
Costco Wholesale	33,600	1,679,328

CVS	66,900	1,807,638
Hilton Hotels	49,000	1,074,080
Home Depot	85,000	3,551,300
JC Penney	32,210	1,690,059
McDonald's	35,000	1,184,750
Omnicom Group	13,800	1,166,928
Staples	76,400	1,764,840
Target	41,500	2,220,665
Time Warner	129,500	2,328,410
Viacom, Cl. B	55,500	1,853,700
Wal-Mart Stores	44,510	2,161,406
Walt Disney	50,000	1,246,500
		27,003,919
Electronic Components & Instruments--1.0%		
EMC/Massachusetts	165,500a	**2,305,415**
Energy--2.7%		
Baker Hughes	20,700	1,187,145
Grant Prideco	33,000a	1,266,870
Marathon Oil	24,800	1,470,392
National Oilwell Varco	20,000a	1,212,400
XTO Energy	25,900	1,053,871
		6,190,678
Financial Services--7.6%		
American International Group	38,000	2,551,320
Capital One Financial	22,300	1,852,238
CapitalSource	86,200a,b	2,060,180
Countrywide Financial	32,000	1,113,920
E*Trade Financial	77,300a	1,508,896
Genworth Financial, Cl. A	36,600	1,260,870
JPMorgan Chase & Co.	48,200	1,843,650
Merrill Lynch & Co.	28,400	1,886,328
Prudential Financial	16,800	1,300,320
Wachovia	37,300	1,991,820
		17,369,542
Health Care--18.5%		
Abbott Laboratories	66,100	2,492,631
Amgen	56,000a	4,532,080
Eli Lilly & Co.	18,000	909,000
Fisher Scientific International	19,600a	1,263,808
Genentech	32,000a	3,059,840
Genzyme	21,000a	1,561,140
Johnson & Johnson	103,500	6,391,125
Laboratory Corp. of America Holdings	46,300a	2,402,507
Medco Health Solutions	22,900a	1,228,585
Medtronic	62,700	3,484,239
Novartis, ADR	40,000	2,096,000
Omnicare	23,300	1,326,935
PAN American Silver	50,800a	964,692

St. Jude Medical	39,000a	1,863,030
Triad Hospitals	25,600a	1,092,096
UnitedHealth Group	62,400	3,735,264
WellPoint	26,000a	1,997,580
Wyeth	39,000	1,620,840
		42,021,392

Industrial--1.1%

United Technologies	46,000	**2,476,640**

Machinery & Engineering--.4%

BHP Billiton, ADR	26,200	**842,854**

Materials & Commodities--.4%

Rio Tinto, ADR	5,500	**895,895**

Networking--1.0%

Juniper Networks	97,200a	**2,186,028**

Technology--24.5%

Analog Devices	44,000	1,668,480
Apple Computer	45,500a	3,085,810
Automatic Data Processing	38,100	1,790,700
Cisco Systems	295,000a	5,174,300
Cognizant Technology Solutions, Cl. A	27,000a	1,311,930
Dell	93,700a	2,825,992
eBay	42,000a	1,882,020
Electronic Arts	31,200a	1,758,432
Google, Cl. A	9,500a	3,847,405
International Business Machines	36,000	3,200,400
Kla-Tencor	23,500	1,202,965
Marvell Technology Group	31,000a	1,721,740
Microchip Technology	73,800	2,461,968
Microsoft	373,900	10,360,769
Motorola	86,500	2,083,785
National Semiconductor	66,000	1,708,080
Qualcomm	105,600	4,801,632
Texas Instruments	59,800	1,942,304
Yahoo!	74,000a	2,977,020
		55,805,732

Telecommunications--.6%

Sprint Nextel	57,037	**1,428,206**

Transportation--2.7%

Airtran Holdings	95,500a	1,434,410
AMR	79,700a	1,346,133
Carnival	17,000	926,330
Norfolk Southern	52,600	2,327,024
		6,033,897

Wholesale & International Trade--.5%

Infosys Technologies, ADR	16,000	**1,152,960**
Total Common Stocks		
(cost $194,024,766)		**224,736,324**

Short-Term Investments--.6%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
3.69%, 12/1/2005	174,000	174,000
3.83%, 12/8/2005	442,000	441,677
3.82%, 12/22/2005	826,000	824,150
Total Short-Term Investments		
(cost $1,439,830)		**1,439,827**

Investment of Cash Collateral for Securities Loaned--1.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $2,903,000)	2,903,000c	**2,903,000**
Total Investments (cost $198,367,596)	**100.7%**	**229,079,151**
Liabilities, Less Cash and Receivables	**(.7%)**	**(1,600,592)**
Net Assets	**100.0%**	**227,478,559**

ADR - American Depository Receipts.

[a] *Non-income producing.*

[b] *All or a portion of these securities are on loan. At November 30, 2005, the total market value of the fund's securities on loan is $2,782,315 and the total market value of the collateral held is $2,903,000.*

[c] *Investment in affiliated money market mutual fund.*

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.